Filed by: FNB Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: American Community
Bancshares, Inc.
SEC File No. 000-30517

Date: November 5, 2003

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to, (1) statements about the benefits of the combination of American Community Bancshares, Inc. and FNB Bancshares, Inc., including future financial and operating results, cost savings, and enhanced revenues, (2) statements with respect to American Community Bancshares, Inc.‘s and FNB Bancshares, Inc.‘s plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, and “projects”, as well as similar expressions. These statements are based upon the current beliefs and expectations of American Community Bancshares, Inc.‘s and FNB Bancshares, Inc.‘s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) expected revenue synergies and cost savings from the combination may not be fully realized or realized within the expected time frame; (2) revenues following the combination may be lower than expected; (3) the ability to obtain governmental approvals of the combination on the proposed terms and schedule; (4) the failure of American Community Bancshares, Inc.‘s and FNB Bancshares, Inc.‘s shareholders to approve the combination; (5) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (6) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in the credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (7) changes in the U.S. legal and regulatory framework; and (8) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company. Additional factors that could cause American Community Bancshares, Inc.‘s and FNB Bancshares, Inc.‘s results to differ materially from those described in the forward-looking statements can be found in American Community Bancshares, Inc.‘s and FNB Bancshares, Inc.‘s reports (such as Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to American Community Bancshares, Inc. and FNB Bancshares, Inc. or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. American Community Bancshares, Inc. and FNB Bancshares, Inc. do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

        The proposed transaction will be submitted to American Community Bancshares, Inc.‘s and FNB Bancshares, Inc.‘s shareholders for their consideration, and American Community Bancshares, Inc. and FNB Bancshares, Inc. will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about American Community Bancshares, Inc. and FNB Bancshares, Inc., at the SEC’s

Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Randy P. Helton, President and CEO, American Community Bancshares, Inc., 2593 West Roosevelt Boulevard, Monroe, North Carolina 28111-0418 (704-225-7957), or to V. Stephen Moss, President and CEO, FNB Bancshares, Inc., 217 North Granard Street, Gaffney, South Carolina, 29341 (864-488-2265).

        American Community Bancshares, Inc. and FNB Bancshares, Inc., and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of American Community Bancshares, Inc. and FNB Bancshares, Inc. in connection with the combination. Information about the directors and executive officers of American Community Bancshares, Inc. and their ownership of American Community Bancshares, Inc. common stock is set forth in the proxy statement, dated March 28, 2003, for American Community Bancshares, Inc.‘s 2003 annual meeting of shareholders, as filed with the SEC on Schedule 14A. Information about the directors and executive officers of FNB Bancshares, Inc. and their ownership of FNB Bancshares, Inc. common stock is set forth in the proxy statement, dated March 24, 2003, for FNB Bancshares, Inc.‘s 2003 annual meeting of shareholders, as filed with the SEC on Schedule 14-A. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

****PRESS RELEASE FOLLOWS****

PRESS RELEASE

FOR IMMEDIATE RELEASE
For Further Information Contact:

Randy P. Helton, President and CEO
American Community Bancshares, Inc.
Phone:  704-225-7957

V. Stephen Moss, President and CEO
FNB Bancshares, Inc.
Phone: 864-488-2265

AMERICAN COMMUNITY BANCSHARES TO ACQUIRE FNB BANCSHARES

Charlotte, NC, American Community Bancshares, Inc. (Nasdaq SmallCap ACBA) entered into a definitive merger agreement to acquire FNB Bancshares, Inc., Gaffney, South Carolina (Nasdaq OTC Bulletin Board FNBC) in a transaction whereby FNB Bancshares, Inc. will be merged into American Community Bancshares, Inc. First National Bank of the Carolinas, the wholly-owned subsidiary of FNB Bancshares, Inc. will remain a wholly-owned national bank subsidiary of American Community Bancshares, Inc. American Community will exchange an aggregate of 607,558 shares of its common stock and $6,962,610 for all of the outstanding shares of FNB Bancshares, Inc. Shareholders of FNB Bancshares will be given the option to choose to exchange their shares for common stock of American Community Bancshares, cash or a combination thereof. The transaction is subject to adoption of a definitive merger agreement, approval of the shareholders of both corporations and appropriate regulatory approvals. It is anticipated that the transaction will be consummated by the end of the first calendar quarter 2004.

Randy P. Helton, President of American Community Bancshares, Inc. stated: “We are delighted to have this opportunity to expand into South Carolina by combining with such an excellent banking organization as First National Bank of the Carolinas. We look forward to working with them and expanding their banking franchise in contiguous South Carolina markets. This is a wonderful opportunity for our Company as we look for prudent growth opportunities to develop and enhance our franchise.”

Steve Moss, President and CEO of FNB Bancshares, Inc. and First National Bank of the Carolinas stated: “We are impressed with the franchise being developed by American Community. Teaming up with them will permit us to continue to serve our market as a leading community bank. This affiliation will be very good for our shareholders, customers and communities served. American Community is truly dedicated to community banking and we are proud to become affiliated with them.”

At September 30, 2003, American Community Bancshares, Inc. had total assets of $270.5 million, total deposits of $207.8 million and shareholders’ equity of $23.8 million. Its wholly-owned subsidiary, American Community Bank, headquartered in Monroe, NC, operates eight offices in five communities in the Greater Mecklenburg-Union County metropolitan area. On the same date, FNB Bancshares, Inc. had total assets of $71.7 million, total deposits of $60.4 million and shareholders’ equity of $7.5 million and, through First National Bank of the Carolinas operates out of three full service banking offices in Gaffney and Blacksburg, South Carolina.

American Community Bancshares, Inc. was represented in the negotiations of the transaction by McColl Partners, LLC, Charlotte, NC and FNB Bancshares, Inc. was represented by The Orr Group, Winston-Salem, NC.

Statistical data regarding the merger accompanies this Press Release.

Information in this press release contains “forward-looking statements.” These statements involve risks and uncertainties that could cause actual results to differ materially, including, without limitation, the effects of future economic conditions, governmental, fiscal and monetary policies, legislative and regulatory changes, the risks of changes in interest rates and the effects of competition. Additional factors that could cause actual results to differ materially are discussed in American Community Bancshares, Inc.‘s recent filings with the Securities and Exchange Commission, including, but not limited to its annual report on Form 10-KSB and its other periodic reports.

*** END OF RELEASE ***

AMERICAN COMMUNITY BANCSHARES, INC.

acquisition of

FNB Bancshares, Inc.

American Community Bank

NOVEMBER 5, 2003

The forward looking statements being made today are subject to risks and uncertainties. American Community Bancshares, Inc.'s actual results may differ materially from those set forth in such forward-looking statements. Reference is made to American Community Bancshares, Inc.'s reports filed with the Securities and Exchange Commission for a discussion of factors that may cause such differences to occur.

1

American Community Bank

Transaction Summary

- FNB Bancshares, Inc. ("FNBC") has agreed to be acquired by American Community Bancshares, Inc. ("ACBA").
- Purchase price per share: $20.50.
- At signing of the definitive agreement, aggregate consideration[(1)]:
  - Cash consideration of $6,962,610.
  - Stock consideration of 607,558 shares of ACBA common stock.
    - Collar at bottom and top of range of ACBA share price ($9.17 to $13.75).
- ACBA common stock closed at $11.95 on November 4, 2003.
- Average ACBA closing price for the last 20 business days ended October 20, 2003 was $11.46.

Footnote:
(1) Assumes rollover of existing FNBC options into ACBA options.

2

American Community Bank

Transaction Summary

Other Terms

- Structure: Tax-free reorganization.
- Expected Closing: End of Q1 or early Q2, 2004.
- Drop Dead Date: June 30, 2004.
- Termination Right: On the date of the approval order of the transaction by the Board of Governors of the Federal Reserve System, ACBA can terminate if ACBA's average 20 day stock price is more than $13.75 and FNBC can terminate if ACBA's average 20 day stock price is less than $9.17.
- Termination Fee: If FNBC consummates a deal with another bank within 18 months of the signing of the transaction agreement, ACBA would be entitled to a termination fee of $650,000.
- Miscellaneous: Due diligence completed.
  Subject to shareholder and regulatory approval.

3

American Community Bank

Overview of FNB Bancshares, Inc.

Overview

- Headquartered in Gaffney, South Carolina.
- Bank holding company for First National Bank of the Carolinas, which is organized as a national banking association.
- Three offices in Cherokee County, South Carolina.
  - Main office and one branch in Gaffney.
  - One branch in Blacksburg.
- FNBC founded in 1995.
- Publicly owned.
  - IPO on April 16, 1996.
- Over $71.7 million in assets (9/30/03).
- LTM net income of $631,000 (9/30/03).

Hudson
Sawmills
Morganton
Hickory
Cooleemee
Salisbury
Spencer
Marion
Icard
Newton
Dysartville
Sherrills Ford
Mooresville
Kannapolis
Bat Cave
Casar
Lincolnton
Cornelius
Concord
Huntersville
Rutherfordton
Cherryville
Stanley
Harrisburg
Shelby
Charlotte
Locust
Boiling Springs
Bessemer City
Cliffside
Stanfield
Clover
Mayo
York
Fort Mill
Taylors
Spartanburg
Rock Hill
Hickory Grove
Roebuck
Pacolet
McConnells
Catawba
Lockhart
Lowrys
Edgemoor
Pageland
Simpsonville
Buffalo
Union
Chester
Lancaster
Cornwell
Fort Lawn
Jefferson
Great Falls
Kershaw
Princeton
Laurens
Liberty Hill
Whitmire
White Oak
Ware Shoals
Clinton
Westville

★ ACBA

★ FNBC

4

American Community Bank

Overview of FNB Bancshares, Inc.

Historical Financial Information

(Dollars In Thousands, Except Per Share Amounts)

	Year Ended December 31,			LTM Ended
	2000	2001	2002	9/30/03
Balance Sheet Data:				
Gross Loans	$35,646	$40,100	$51,793	$55,621
Loan Loss Reserve	467	547	576	636
Total Assets	44,942	51,236	70,206	71,729
Growth Rate	*27.7%*	*14.0%*	*37.0%*	*NM*
Deposits	$36,785	$40,419	$57,929	$60,410
Total Equity	6,289	6,537	7,129	7,550
Income Statement Analysis:				
Net Interest Income	$2,078	$2,219	$2,801	$3,007
Provision for Loan Losses	152	104	186	198
Net Interest Income after Provision	1,926	2,115	2,615	2,809
Total Non-Interest Income	358	460	660	845
Total Non-Interest Expense	1,846	2,112	2,423	2,673
Income Taxes Paid	157	139	295	350
Net Income, Reported	281	248	532	631
Earnings per Share	0.41	0.36	0.77	0.90
Growth Rate	*64.0%*	*(12.2%)*	*113.9%*	*NM*

Source: SNL Securities.

5

American Community Bank

Overview of FNB Bancshares, Inc.

Historical Financial Information

(Dollars In Thousands, Except Per Share Amounts)

	Year Ended December 31,			LTM Ended
	2000	2001	2002	9/30/03
Capital Ratios:				
Equity / Assets	13.99 %	12.76 %	10.15 %	10.53 %
Tangible Equity / Assets	13.97	12.76	10.15	10.53
Tier 1 Capital Ratio	16.94	15.40	12.76	12.68
Asset Quality:				
NPAs / Assets	0.12 %	0.70 %	0.63 %	0.43 %
Net Chargeoffs / Average Loans	0.35	0.07	0.33	0.31
Profitability Ratios:				
Return on Average Assets	0.68 %	0.52 %	0.90 %	0.86 %
Return on Average Equity	4.55	3.89	7.76	8.63
Net Interest Margin	5.61	5.20	5.22	4.47
Efficiency Ratio	74.26	77.79	69.81	69.37
Net Operating Expenses / Average Assets	3.52	3.42	2.98	2.49
Other Data:				
Reported Earnings per Share	$0.41	$0.36	$0.77	$0.90
Book Value per Share	9.26	9.62	10.50	11.11
Tangible Book Value per Share	9.24	9.62	10.50	11.11

Source: SNL Securities.

6

American Community Bank

Combined Company Analysis

Balance Sheet Contribution[(1)(2)]

(Dollars In Thousands)

	ACBA		Purchase Accounting Adjustments		FNBC		ACBA - FNBC PRO FORMA	
	Amount	%	Amount	%	Amount	%	Amount	%
Total Assets	$270,507	79.3 %	($914)	(0.3) %	$71,729	21.0 %	$341,322	100.0 %
Net Loans	197,676	78.2	0	0.0	54,985	21.8	252,661	100.0
Total Deposits	207,790	77.5	0	0.0	60,410	22.5	268,200	100.0
Total Equity	23,793	78.2	(914)	(3.0)	7,550	24.8	30,429	100.0
Pro Forma Ownership		79.6				20.4		100.0

Footnotes:

(1) Financial information as of September 30, 2003.

(2) Based on proposed acquisition terms.

7

American Community Bank

Combined Company Analysis

Income Statement Contribution(1)(2)

(Dollars In Thousands)

	ACBA		FNBC	
	Amount	%	Amount	%
Net Interest Income	$5,702	71.7 %	$2,256	28.3 %
Loss Provision	636	81.6	143	18.4
Other Income	2,103	76.2	656	23.8
Other Expense	5,456	72.9	2,029	27.1
Net Income to Common	1,081	69.5	475	30.5
Pro Forma Ownership		79.6		20.4

Footnotes:

(1) Financial information for the twelve months ended September 30, 2003.

(2) Based on proposed acquisition terms.

8

American Community Bank